VIA EDGAR

March 11, 2013

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention:	Ms Cecilia Blye
Office of Global Security Risk

Re:	Sify Technologies Limited

Form 20-F for the Fiscal Year Ended March 31, 2012

Filed August 13, 2012

File No. 0-27663

Dear Ms. Blye,

This letter is submitted on behalf of Sify Technologies Limited (the “Company” or “we”) in response to the comments of the staff members of the Securities and Exchange Commission (the “Staff”), as set forth in your letter (the “Comment Letter”) to Raju Vegesna dated February 26, 2013 with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2012 (the “Annual Report”). For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

General:

Comment 1: We are aware of news articles reporting that you have an agreement with Gulf Bridge International, which intends to build an undersea telecom cable network connecting to Iran, to land its cable system in India; and that you have an agreement with Saudi Telecom Company, which operates a terrestrial cable system connecting to Syria, to access its network in the Middle East. We also are aware of articles reporting statements by your CEO that those networks would enable your enterprise customers to connect to Middle Eastern countries like Sudan. Iran, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about operations related to Iran, Sudan, or Syria. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, Sudan, and Syria, whether through direct or indirect arrangements. Your response should describe any products, equipment, software, technology, information, support, and services you have provided into Iran, Sudan, or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response 1: We do not have any past, current or anticipated contacts with Iran, Sudan or Syria. With respect to the agreement (the “GBI Agreement”) with Gulf Bridge International (“GBI”), such agreement provides that the Company will provide certain telecommunication services to GBI. These services include landing GBI’s sub-sea cable system in India and the Company providing a landing station for GBI’s sub-sea cable system in Mumbai, India. While access to GBI’s cable system will allow the Company to serve markets in Middle East and Africa, the Company does not currently anticipate that it will serve markets in, or have any contacts with, Sudan, Iran or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State under the GBI Agreement or otherwise.

With respect to the agreement (the “STC Agreement”) with Saudi Telecom Company (“STC”), such agreement provides that the Company will deliver managed data services to STC’s customers, which will expand the Company’s network reach in Middle East and Africa, however the Company does not currently anticipate that it will serve markets in, or have any contacts with, Sudan, Iran or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State under the STC Agreement or otherwise.

As of the date of this letter, the Company has not provided into Iran, Sudan, or Syria, directly or indirectly, any products, equipment, software, technology, information or support, and has no agreements, arrangements, or other contacts with the governments of those countries or entities they control. Accordingly, the Company did not include any reference to any operations related to Iran, Sudan or Syria in its Annual Report on Form 20-F for the fiscal year ended March 31, 2012.

Comment 2: Please discuss for us the materiality of any contacts with Iran, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, or Syria.

Response 2: As noted above, the Company has no contacts with Iran, Syria or Sudan. Accordingly, a discussion of the materiality of such contacts would not be applicable to the Company.

We do not believe that the Company’s current relationships with STC and GBI, which help the Company provide information and communications technology services to countries other than Iran, Syria and Sudan, are likely to be a source of materially negative investor sentiment against the Company. The Company acknowledges that investor awareness in the United States and elsewhere has been heightened in recent years regarding investments in companies which have dealings with state sponsors of terrorism. The Company confirms to the Staff that it has considered the relevance of such issues to the Company’s present and planned business activities in preparing its disclosure to investors. However, the Company reiterates that it firmly believes that such concerns are inapplicable to the Company.

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above clarifications, please feel free to contact the undersigned at +91 44 2254 0770, ext. 2111.

/s/ M P Vijay Kumar
Name: M P Vijay Kumar
Title: Chief Financial Officer

Sify Technologies Limited

Chennai

India

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